Exhibit 4.21

English Summary of Share Purchase Agreement among Transmissora Aliança de
Energia Elétrica S.A., Abengoa Concessões Brasil Holding S.A.

and Abengoa Participações Holding S.A.

On June 2, 2011, Transmissora Aliança de Energia Elétrica S.A. (“Taesa”) entered into a share purchase agreement (the “Newco Share Purchase Agreement”) with Abengoa Concessões Brasil Holding S.A. (“Abengoa Concessões”). The Newco Share Purchase Agreement was entered into in connection with the acquisition of 50% of the stockholding currently held by Abengoa Concessões in STE — Sul Transmissora de Energia S.A. (“STE”), ATE Transmissora de Energia S.A. (“ATE”), ATE II Transmissora de Energia S.A. (“ATE II”) and ATE III Transmissora de Energia S.A. (“ATE III”, and, together with STE, ATE and ATE II, the “Subsidiaries”).

For this transaction to be completed, Abengoa Concessões will transfer 100% of the shares held by it in the Subsidiaries to Abengoa Participações Holding S.A. (“Abengoa Participações”), less one share in each of the Subsidiaries that will be held by Abengoa Concessões and one share in each of the Subsidiaries that Abengoa Concessões will transfer to Taesa at closing. Taesa will then acquire 50% of the shares of Abengoa Participações, which will own 100% of the Subsidiaries, less two shares that will be held by Abengoa Concessões and Taesa, respectively. Abengoa Concessões will transfer to Taesa one share of each of the Subsidiaries on the closing date of the transaction.

The price of this acquisition is R$763.15 million for the 50% of the equity interest in the Subsidiaries.

The acquisition price will be adjusted by the variation of the Selic - Sistema Especial de Liquidação e Custódia (Special Settlement and Custody System), from December 31, 2010 and the business day immediately preceding the closing date of the transaction, and reduced, as applicable, for 50% of any dividends and interest on equity paid by the Subsidiaries during this period. The acquisition price shall also be updated in accordance with any capital increase or capital reduction during the same period.

In the event of termination with cause of the Newco Share Purchase Agreement, the defaulting party is subject to a penalty equivalent to 10% of the acquisition price.

The Newco Share Purchase Agreement contains representations and warranties and covenants of Taesa and Abengoa Concessões. The closing of the transaction is subject to certain closing conditions, including the transfer of all the shares currently held by Compañía Española de Financiación Del Desarrollo — COFIDES in ATE and ATE III to Abengoa Concessões, the transfer of all the shares held by Abengoa Concessões in the Subsidiaries to Abengoa Participações, approval by the competent bodies, by the Agência Nacional de Energia Elétrica (the Brazilian National Electric Energy Agency - ANEEL), and any other approvals from financing agents of the Subsidiaries, as necessary. The closing date of the transaction will be decided after these conditions have been complied with. The acquisition will also be submitted to approval by the Brazilian antitrust authority (Conselho Administrativo de Defesa Econômica — CADE), within the period and in the form specified by the respective legislation.